Exhibit 99.2

NAAS TECHNOLOGY INC.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NAAS)

NOTICE OF CANCELLATION OF ANNUAL GENERAL MEETING

initially scheduled to be held on January 25, 2025

NOTICE IS HEREBY GIVEN that the annual general meeting initially scheduled to be held on January 25, 2025 (the “AGM”) of NaaS Technology Inc. (the “Company”) is cancelled.

Shareholders and ADS holders may access the Company’s public filings free of charge at the Company’s investor relations website https://ir.enaas.com, and on the SEC’s website http://www.sec.gov.

By Order of the Board of Directors,
NaaS Technology Inc.

/s/ Steven Sim
Steven Sim
Chief Financial Officer

Beijing

January 23, 2025